Surna Inc. Appoints Trent Doucet CEO

- Founder Stephen Keen to lead innovation and product development -

- Investor call to review first quarter 2016 financial results today at 11:00 a.m. ET. -

BOULDER, CO – May 16, 2016 – Surna Inc. (OTCQB: SRNA), a technology company that engineers state-of-the art equipment for controlled environment agriculture (CEA) with special expertise in cannabis cultivation, will promote Trent Doucet from COO to CEO effective June 15, 2016. Founder Stephen Keen will become director of technology and focus on innovation and product development. Both executives will remain on the board of directors.

Keen stated, “When I became CEO, it was my intention to get the company back on course and identify the best person to commercialize our products. We advanced our proprietary technology and products as well as strengthened our infrastructure, evidenced by financial results reported today. In the first quarter 2016, revenue nearly tripled compared to the same quarter a year ago, and we delivered operating income for the first time in the company’s history. Now, I will concentrate on my forte, furthering our technological edge, and Trent, who has built very successful companies, will lead our business. I am excited about our future.”

Doucet added, “Having spent over a year with Surna, first as a consultant and then COO, I am ready to lead this talented and dedicated team. We have greatly improved operations and are on the path toward consistent operational profitability. Focused on execution and continued improvement, our 2016 strategic priorities are expanding sales, demonstrating our hybrid building, capitalizing on the positive market, and, ultimately, creating shareholder value.”

Trent Doucet

Trent Doucet began advising Surna in April 2015 and was named COO in November 2015. Doucet has been an entrepreneur and management consultant in the technology industry since 1999. His fields of experience span from technology disciplines such as hosted software, cloud computing and managed IT services to industries including aviation and manufacturing environmentally-friendly consumer products. Doucet has founded several companies including Primus Networks, Inc., which grew more than 400% in less than three years under his leadership as CEO. Primus was acquired in 2011 by mindSHIFT Technologies, a leading managed IT service provider. Doucet joined mindSHIFT as VP and Managing Director, where he was responsible for revenue growth in the strategic services group. Fluent in Spanish and French, Doucet served as a cryptologist in the U.S. Navy and attended the Defense Language Institute in Monterey, California. Doucet studied linguistics at the University of Texas at Austin.

Conference Call

Management will review the results on a conference call today, May 16, 2016, at 9:00 a.m. MT/ 11:00 a.m. ET. To access the conference call, please dial 855-327-6837, if calling from the United States or Canada, or 631-891-4304, if calling internationally, and use passcode 10001215.

A replay of the call will be available until May 20, 2016, which can be accessed by dialing 877-870-5176, if calling from the United States or Canada, or 858-384-5517, if calling internationally. Please use passcode 10001215 to access the replay.

The call will be webcast and available at www.surna.com/investor-relations where a transcript of the call will also be provided shortly after it concludes.

About Surna

Surna Inc. (www.surna.com) (OTCQB: SRNA) develops innovative technologies and products that monitor, control and address the energy and resource intensive nature of indoor cannabis cultivation. Currently, the company’s revenue stream is based on its main product offerings – supplying industrial technology and products to commercial indoor cannabis grow facilities.

Headquartered in Boulder, CO, Surna’s diverse engineering team is tasked with creating novel energy and resource efficient solutions, including the company’s signature water-cooled climate control platform. Surna’s engineers continuously seek to create technology that solve the highly specific demands of the cannabis industry for temperature, humidity, light and process control.

Surna’s goal is to provide intelligent solutions to improve the quality, the control and the overall yield and efficiency of controlled environment agriculture (CEA). Though its clients do, the company neither produces nor sells cannabis.

Forward Looking Statements

This press release contains forward-looking statements regarding the Company’s future business expectations, which are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors including Surna’s ability to monetize service components, Surna’s support of premium prices for existing products, commercialization of research and development efforts and continued expansion of legal cannabis markets. Other risks and uncertainties include, among others, risks related to new products, services, and technologies, government regulation and taxation, and fraud. In addition, the current global economic climate amplifies many of these risks. More information about factors that potentially could affect Surna’s financial results is included in Surna’s filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and subsequent filings. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

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Statement About Cannabis Markets

The use, possession, cultivation and distribution of cannabis is prohibited by federal law. This includes medical and recreational cannabis. Although certain states have legalized medical and recreational cannabis, companies and individuals involved in the sector are still at risk of being prosecuted by federal authorities. Further, the landscape in the cannabis industry changes rapidly. What was the law last week is not the law today and what is the law today may not be the law next week. This means that at any time the city, county or state where cannabis is permitted can change the current laws and/or the federal government can supersede those laws and take prosecutorial action. Given the uncertain legal nature of the cannabis industry, it is imperative that investors understand that the cannabis industry is a high-risk investment. A change in the current laws or enforcement policy can negatively affect the status and operation of our business, require additional fees, stricter operational guidelines and unanticipated shut-downs.

At the Company	Investor Relations
Katie O’Block	Becky Herrick/Kirsten Chapman
VP of Marketing	LHA Investor Relations
Katie@surna.com	(415) 433-3777
303-993-5271 ext. 101	bherrick@lhai.com

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